UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: November 19, 2012

EXHIBIT INDEX

Exhibit 99.1 –	Press Release regarding Sky-mobi’s Annual General Meeting to be held on December 14, 2012

Exhibit 99.2 –	Notice of Sky-mobi’s Annual General Meeting to be held on December 14, 2012

Exhibit 99.3 –	Form of Proxy of Annual General Meeting

Exhibit 99.4 –	Depositary’s Notice of Shareholders’ Meeting of Sky-mobi Limited

Exhibit 99.5 –	Voting Card for American Depositary Shares

Exhibit 99.1

Sky-mobi Limited Announces Date of Annual General Meeting

HANGZHOU, China, November 16, 2012-Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application store and mobile social network community operator in China, today announced that its annual general meeting will be held at 2:00 p.m. (China Standard Time) on December 14, 2012 at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau.

The primary agenda of the meeting is to re-elect Mr. Kui Zhou and Mr. Wei Zhou as the Company’s Class B directors, and to appoint Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013.

Only shareholders of record at the close of business on October 31, 2012 are entitled to receive notice and to vote at the annual general meeting and any adjournment. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository. Shareholders are cordially invited to attend the annual general meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available on Sky-mobi’s website at http://www.sky-mobi.com. The Company’s 20-F for the year ended March 31, 2012 is also available online.

Shareholders of the Company may obtain a hard copy of the Company’s 20-F free of charge upon request. Please send a request by email to ir@sky-mobi.com, or in writing to:

10/F, Building B, United Mansion

No. 2 Zijinghua Road

Hangzhou, Zhejiang 310013

People’s Republic of China

Attention: Kaye Liu

About Sky-mobi Limited:

Sky-mobi Limited operates the leading mobile application store in China based on number of user visits, downloads and handset manufacture partners. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

The Sky-mobi Limited logo is available at:

http://www.globenewswire.com/newsroom/prs/?pkgid=8458

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 29, 2012. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contact:

Sky-mobi Limited

Mr. Carl Yeung, CFO

Phone: +(86) 571-87770978 (Hangzhou)

Email: ir@sky-mobi.com

CCG Investor Relations

Elaine Ketchmere, Partner and VP

Phone: +(1) 310-954-1345 (Los Angeles)

Email: elaine.ketchmere@ccgir.com

Exhibit 99.2

SKY-MOBI LIMITED

(Incorporated in the Cayman Islands with Limited Liability)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Sky-Mobi Limited (the “Company”) will be held at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau at 2:00 P.M. (China Standard Time) on December 14, 2012 for the purpose of considering and, if thought fit, passing and approving the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	Re-election of Mr. Kui Zhou as a Class B director of the Company;

2.	Re-election of Mr. Wei Zhou as a Class B director of the Company;

3.	Appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013; and

4.	Authorization of Mr. Michael Tao Song to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on October 31, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

By order of the Board of Directors of Sky-mobi Limited

/s/ Michael Tao Song
Michael Tao Song
Chairman

For and on behalf of the Board of Directors of Sky-mobi Limited

Dated: November 16, 2012

Executive Office: 10/F, Building B, United Mansion No. 2, Zijinghua Road, Hangzhou Zhejiang 310013 People’s Republic of China	Registered Office: Codan Trust Company (Cayman) Limited Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands

NOTES

1	A shareholder entitled to attend and vote at the above AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Sky-mobi Limited at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China or send it by facsimile to +(86) 571-8775-8616, in each case marked for the attention of Kaye Liu not later than 7 days (i.e., December 7, 2012, 2:00 P.M.) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than 7 days after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than 7 days after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director.

3	Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	Any corporation or other non-natural person which is a shareholder may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

6	If a clearing house (or its nominee) is a shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorize such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company holding the number and class of sharers specified in such authorization.

7	The quorum for the AGM shall be at least two (2) shareholders entitled to vote and present throughout the meeting in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative, representing not less than one-third in nominal value of the total issued voting shares of the Company.

Exhibit 99.3

SKY-MOBI LIMITED

(Incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURMENT

THEREOF) TO BE HELD ON DECEMBER 14, 2012

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) registered shareholder(s) of Sky-mobi Limited (the “Company”) with              ordinary shares hereby appoint the Chairman of the AGM (as defined below) or

________________________________ of ________________________________

or failing him/her

________________________________ of ________________________________

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau, at 2:00 P.M. (China Standard Time) on December 14, 2012 and at any adjournment of the AGM. My proxy is instructed to vote on resolutions as indicated below:

	Ordinary Resolution	For	Against	Abstain

1.	Proposal No. 1 – Re-election of Mr. Kui Zhou as a Class B director of the Company

2.	Proposal No. 2 – Re-election of Mr. Wei Zhou as a Class B director of the Company

3.	Proposal No. 3 – Appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013

4.	Proposal No. 4 – Authorization of Mr. Michael Tao Song to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated:	, 2012.

Signed:

Name:

NOTES

1	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign it.

2	If any proxy other than the Chairman of the AGM is preferred, please strike out the words “the Chairman of the AGM or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the AGM in person to represent you.

3	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4	This form of proxy is for use by registered shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of an officer or attorney duly authorized for that purpose.

5	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Sky-mobi Limited at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People ’s Republic of China or send it by facsimile to +(86) 571-8775-8616, in each case marked for the attention of Kaye Liu not later than 7 days (i.e., December 7, 2012, 2:00 P.M.) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than 7 days after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than 7 days after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director.

6	Any alterations made to this form must be initialled by you.

7	Completing and returning this form will not prevent you from attending the AGM and voting in person should you so wish.

8	In the case of joint holders:

8.1	the senior should sign the form, but the names of all other joint holders should be stated on the form;

8.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

Exhibit 99.4

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meeting of

Sky-mobi Limited

ADSs:	American Depositary Shares.

ADS CUSIP No.:	83084G109.

ADS Record Date:	October 31, 2012.

Meeting Specifics:	Annual General Meeting to be held on December 14, 2012 at 2:00 P.M. (China Standard Time) at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau (the “Meeting”).

Meeting Agendas:	Please refer to the Company’s Notice of Annual General Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on November 28, 2011.

Deposited Securities:	Common shares, par value $0.00005 per share, of Sky-mobi Limited, a company incorporated under the laws of the Cayman Islands.

ADS Ratio:	8 common shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong Office.

Deposit Agreement:	Deposit Agreement, dated as of December 15, 2010, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on December 7, 2012.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders will be held at the date, time and location identified above.* Copies of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that pursuant to the Cayman Islands Law and Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) will vote on a show of hands unless a poll is demanded. When voting is made by show of hands, the Depositary shall vote or shall instruct the Custodian to vote all Deposited Securities in accordance with instructions received from a majority of Holders giving instructions. In case of a poll, the Depositary shall vote or cause the Custodian to vote the Deposited Securities in accordance with the instructions as received from the Holders giving instructions.

Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date thereof), a poll may be demanded at any meeting by the chairman or any shareholder present in person of by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists; or (c) the rights of Holders may be materially adversely affected.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*	As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

Exhibit 99.5

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on December 7, 2012 for action to be taken.

2012 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Sky-mobi Limited (the “Company”)

ADS CUSIP No.:	83084G109.
ADS Record Date:	October 31, 2012.
Meeting Specifics:	Annual General Meeting to be held on December 14, 2012 at 2:00 P.M. (China Standard Time) at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau (the “Meeting”).
Meeting Agendas:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of December 15, 2010.
Deposited Securities:	Common shares, par value $0.00005 per share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that pursuant to the Cayman Islands Law and Section 4.10 of the Deposit Agreement, the Depositary (or the Custodian) will vote on a show of hands unless a poll is demanded. When voting is made by show of hands, the Depositary shall vote or shall instruct the Custodian to vote all Deposited Securities in accordance with instructions received from a majority of Holders giving instructions. In case of a poll, the Depositary shall vote or cause the Custodian to vote the Deposited Securities in accordance with the instructions as received from the Holders giving instructions.

Please further note that, as set forth in Section 4.10 of the Deposit Agreement, under the Articles of Association of the Company (as in effect of the date thereof), a poll may be demanded at any meeting by the chairman or any shareholder present in person of by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of the ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if voting is by poll and the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy will be given by the Depositary with respect to any matters as to which the Company informs the Depositary that (a) it does not wish such proxy to be given; (b) substantial opposition exists; or (c) the rights of Holders may be materially adversely affected.

Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting. Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Proposal No. 1 –	Re-election of Mr. Kui Zhou as a Class B director of the Company

Proposal No. 2 –	Re-election of Mr. Wei Zhou as a Class B director of the Company

Proposal No. 3 –	Appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2013

Proposal No. 4 –	Authorization of Mr. Michael Tao Song to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit

A	Issues	Sky-mobi Limited

		For	Against	Abstain
Proposal 1		☐	☐	☐

Proposal 2		☐	☐	☐

Proposal 3		☐	☐	☐

Proposal 4		☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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